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April 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attention:    Pearlyne Paulemon

Jeffrey Gabor

Jennifer Monick

Jeffrey Lewis

Re:	Digital Asset Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 14, 2025
File No. 333-284776

Ladies and Gentlemen:

On behalf of our client, Digital Asset Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), contained in the Staff’s letter dated March 26, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 2.

Amendment No.1 to Registration Statement on Form S-1

Our Sponsor, page 5

1.	We note your response and revisions to prior comment 2. We also note that your sponsor transferred 25,000 Class B ordinary shares to each of your independent director nominees (for an aggregate of 75,000 Class B ordinary shares). However, the compensation table here and on page 120 reflect 40,000 Class B ordinary shares. Please revise for consistency or advise.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 6 and 120.

United States Securities and Exchange Commission

April 1, 2025

Dilution, page 106

2.	We note your response to prior comment 9 and your revisions to your tabular dilution disclosure on the outside front cover page and page 106. In the column for maximum redemption, please revise the amount for the difference between adjusted NTBVPS and offering price for clerical accuracy.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 106.

Notes to Financial Statements

Note 1. Description of Organization, Business Operations and Going Concern, page F-7

3.	We note your response to prior comment 9 indicates you revised the disclosure on page F-8. We were unable to located revised disclosure on page F-8, and we note you continue to state on page F-8 that "[t]he Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001..." Please revise to remove this disclosure, or advise.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page F-3.

* * *

Please do not hesitate to contact Elliott Smith at (212) 261-6847 of Perkins Coie LLP with any questions or comments regarding this letter.

Best regards,

/s/ Perkins Coie LLP

cc:	Peter Ort, Digital Asset Acquisition Corp.